UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27763

ENTERPRISE DIVERSIFIED, INC.

(Exact name of registrant as specified in its charter)

1806 Summit Avenue, Suite 300

Richmond, VA 23230

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.125 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (Common Shares, par value $0.125 per share)

Pursuant to the requirements of the Securities Exchange Act of 1934, ENTERPRISE DIVERSIFIED, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 11, 2022         By: Enterprise Diversified Inc.

By:_/s/ Steven L. Kiel________________________

Title: Principal Executive Officer_______________